UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant’s name into English)

  37A Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 48 18 28 1

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GLOBANT S.A.

FORM 6-K

In December 2015, Globant S.A. (the “Company”) received a civil investigative demand from the U.S. Attorney’s Office for the Northern District of Texas (the “US”) for the production of records in connection with an investigation relating to alleged non-compliance with laws governing the application for and use of B visas during the period from January 1, 2009 through December 31, 2015 (the “Relevant Period”).

In order to avoid the inconvenience and expense of litigation, on March 15, 2017, the Company settled this matter by entering into a Settlement Agreement with the US (the “Settlement Agreement”) where the Company denies the US’s allegations and all liability in connection with the conduct alleged by the US to have involved 21 employees from June 2010 through December 2012. Under the Settlement Agreement, the Company has agreed, among other things, to pay an amount equal to $1.0 million. Of that amount, $500,000 is attributable to penalties connected to the above-described conduct and $500,000 is attributable to reimbursement of the US’s investigative costs. In return, the US has agreed, among other things, to release the Company and/or its affiliates from any civil or administrative monetary claim that the US has for the above-described conduct during the Relevant Period with respect to the foreign nationals referenced in the Settlement Agreement, subject to customary exceptions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

	By:	/s/ PATRICIO PABLO ROJO
Name: Patricio Pablo Rojo
Title: General Counsel

Date: March 15, 2017